EXHIBIT II
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     [DESCARTES LOGO]                                                 NEWS



CONTACT INFORMATION:

PUBLIC RELATIONS                 INVESTOR RELATIONS
Kimberley Emmerson               Chaya Cooperberg
(519) 746-6114 ext. 2562         (519) 746-6114 ext. 2757
kemmerson@descartes.com          ccooperberg@descartes.com


     THE DESCARTES SYSTEMS GROUP INC. ANNOUNCES EXPIRY OF OFFER TO PURCHASE
                             CONVERTIBLE DEBENTURES

WATERLOO, ONTARIO, September 7, 2002 - The Descartes Systems Group Inc., (Nasdaq:DSGX) (TSX:DSG), today announced the expiry of its offer to purchase for cancellation up to U.S.$51,428,571 aggregate principal amount of its 5.50% Convertible Unsecured Subordinated Debentures due June 30, 2005 (the "Debentures"). Pursuant to the offer, Descartes will acquire a nominal principal amount of the Debentures. Descartes does not intend to extend the offer or make a new offer for the Debentures.

ABOUT DESCARTES
The Descartes Systems Group Inc. (Nasdaq:DSGX) (TSX:DSG) is a trusted provider of logistics management technology. In over 60 countries Descartes' leading logistics solutions drive operational efficiency, enhance customer responsiveness and improve precision in purchasing for global organizations. For more information, visit www.descartes.com.


All registered and unregistered trademarks mentioned in this release are the property of their respective owners.

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